Exhibit 99.1

September 8, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719	Fax Nos.: 022-26598120/ 26598237

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that on 7th September, 2017, the Regulatory Authority of Germany (Regierung von Oberbayern), concluded an audit of our Formulations manufacturing facility in Duvvada, Vishakapatnam, with zero critical and six major observations. Products manufactured at the Facility are not currently exported to the EU. The company will be submitting a Corrective and Preventive Action plan (CAPA) to the authorities. The auditor has cautioned that the facility will receive EU-GMP certification from the Regulator upto November 2018 only when the Regulator approves the CAPA. The Facility’s compliance with the CAPA and other applicable regulations will be reviewed again by the Regulator by the November 2018 for continuation of the Facility’s EU-GMP certification.”

This is for your information and record.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)